United States securities and exchange commission logo





                            March 21, 2024

       Alan Rootenberg
       Chief Financial Officer
       Clearmind Medicine Inc.
       101     1220 West 6th Avenue
       Vancouver, British Columbia

                                                        Re: Clearmind Medicine
Inc.
                                                            Form 20-F for the
fiscal year ended October 31, 2023
                                                            Filed January 29,
2024
                                                            File No. 001-41557

       Dear Alan Rootenberg:

              We have reviewed your March 18, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 28,
       2024 letter.

       Amendment No.1 to Form 20-F for the fiscal year ended October 31, 2023

       Item 19. Exhibits, page 2

   1. We note you did not include the certification pursuant to Securities Exchange Act of
                                                        1934 Rule 13a-14(b) and
Rule 15d-14(b) signed by each of your principal executive
                                                        officer and principal
financial officer for this amendment. Please amend your filing to include updated
certifications that reference the amendment. Refer to question 161.01 of the Compliance and
Disclosure Interpretations for Exchange Act Rules.
              Please contact Jenn Do at 202-551-3743 or Vanessa Robertson at 202-551-3649 if you
       have questions regarding comments on the financial statements and related matters.
 Alan Rootenberg
Clearmind Medicine Inc.
March 21, 2024
Page 2


FirstName LastNameAlan Rootenberg      Sincerely,
Comapany NameClearmind Medicine Inc.
                                       Division of Corporation Finance
March 21, 2024 Page 2                  Office of Life Sciences
FirstName LastName